                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-13403

CUSIP NUMBER:  027070101

(Check One) |X| Form 10-K |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
            |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended:  September 29, 2006

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

American Italian Pasta Company
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Full Name of Registrant

Not Applicable
-------------------------------------------------
Former Name if Applicable

4100 N. Mulberry Drive, Suite 200
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Address of Principal Executive Office (Street and Number)

Kansas City, Missouri  64116
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The  reason  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|  (b) The subject annual report,  semi-annual  report,  transition  report on
     Form 10-K,  Form  20-F,  Form 11-K,  Form N-SAR or Form  N-CSR,  or portion thereof,  will be filed on or before the  fifteenth  calendar day following the  prescribed  due date;  or the subject  quarterly  report or transition report on Form  10-Q,  or  subject  distribution  report on Form  10-D,  or portion  thereof,  will be  filed  on or  before  the  fifth  calendar  day following the prescribed due date; and

     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

PART III--NARRATIVE

State below in reasonable  detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

The Annual Report on Form 10-K of American Italian Pasta Company (the "Company")
for the  fiscal  year  ended  September  29,  2006,  could not be filed with the
Securities  and  Exchange   Commission  on  a  timely  basis  in  light  of  the
circumstances described below.

As  announced  in  August  2005,  in light of  certain  matters  brought  to the attention of the Board of Directors by management, the Company's Audit Committee commenced in July 2005 an internal  investigation  utilizing outside counsel and forensic  accountants.  As previously  announced,  the Audit  Committee's  legal advisors  completed  their fact  finding  investigation,  and with the  forensic accountants, are reviewing the information obtained in the investigation.

Concurrent with the Audit Committee investigation, the Company has continued its own review of its financial  statements,  which it commenced  prior to the Audit
Committee investigation. The Company has also substantially completed its review of historical accounting matters and is finalizing its conclusions and preparing its fiscal year 2005 financial  statements,  and  restatements  of its financial statements for fiscal year 2004 and prior periods.

The Company is continuing to work with the Audit  Committee and its advisors and with the Company's independent registered public accounting firm to complete the restatement  and to file the Company's  Form 10-K for its 2005 fiscal year.  The
Company  currently  plans to complete its restatement and re-filing of financial statements  by the  end  of  January  2007  and  expects  to be  current  in its delinquent filings by the end of the first calendar quarter of 2007.

The  Company's  work to date  with  respect  to the  restatement  of  historical financial  statements and the other adjustments  discussed above, as well as the
Company's expectations as to the timing of the filing of restated and delinquent financial statements, are subject to a number of limitations, including:

     •    The  Audit  Committee  investigation  and  the  Company's  review  are substantially  complete but additional adjustments may result from the review process;

     •    The Company's independent  registered  public  accounting firm has not
          completed  its  audits  or  reviews  of  the  above   adjustments  and
          estimates; and

      •   Subsequent events or future  operational  results could have an impact on the Company's financial statements.

The Company's Annual Report on Form 10-K for the fiscal year ended September 29,
2006,  due on December 13, 2006,  cannot be completed  and filed until the Audit
Committee  has  completed  its review of the matters that are the subject of its internal  investigation,  the restatement can be completed,  and the Company has completed  and filed its Annual  Report on Form 10-K for the  fiscal  year ended
September 30, 2005.

The Company  will file its Form 10-K as soon as  practicable  but will not do so within the fifteen day extension period provided for under SEC Rule 12b-25.

PART IV--OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Paul R. Geist                                     (816) 584-5611
-------------------------------------             ------------------------------
(Name)                                            (Area Code) (Telephone Number)

(2) Have all other  periodic  reports  required under Section 13 or 15(d) of the
Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of
1940  during  the  preceding  12  months  or for such  shorter  period  that the registrant  was  required to file such  report(s)  been filed?  If answer is no,
identify report(s). |_|Yes |X|No

        Quarterly Report on Form 10-Q for the quarter ended July 1, 2005

        Annual Report on Form 10-K for the year ended September 30, 2005

      Quarterly Report on Form 10-Q for the quarter ended December 30, 2005

       Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

        Quarterly Report on Form 10-Q for the quarter ended June 30, 2006

(3) Is it anticipated that any significant  change in results of operations from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings  statements  to be included in the subject  report or portion  thereof?
|X|Yes |_|No

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the pending  restatement,  the Registrant's results of operations from the corresponding periods of the prior fiscal year will change. Because the restatement  process is not yet complete and is subject to audit, the Registrant cannot  determine  if a  significant  change in results of  operations  from the corresponding  periods of the prior fiscal year will be reported or quantify the extent of any such change at this time. On November 21, 2006, the Company issued a press release with the following information regarding revenues for the fiscal year ended September 29, 2006:

"As  part  of  the  ongoing  financial  restatement  process,  the  Company  has determined  to change its  reporting  of  revenues.  Historically,  the  Company reported certain promotional  expenses as selling expenses,  which were included in selling and marketing expense on the Company's statements of operations.  The
Company has now determined that such expenses are more appropriately  classified as a reduction in revenues. Reclassification of these expenses will result in an approximate  reduction  of $26  million  in revenue  for the  fiscal  year ended
September 29, 2006 and $26 million for the fiscal year ended September 30, 2005.
It is  important  to note that  while  this  reclassification  reduces  reported revenues,  it does not change reported net income (loss).  The information below reflects this reclassification in both the 2005 and 2006 data.

"For fiscal year ended  September 29, 2006,  total revenues were $365.9 million, increasing 0.8% from $363.0 million in the fiscal year ended September 30, 2005.
Overall  volume  increased 0.6% during that same period.  Excluding  liquidation sales  of $1.5  million  and  $0.9  million  in  fiscal  years  2006  and  2005, respectively,  revenue  increased 0.6% and volume decreased 0.4% compared to the fiscal year ended September 30, 2005.

"Total  revenues were $95.6 million in the fourth fiscal quarter ended September
29, 2006,  increasing 2.7% from $93.1 million in the fourth fiscal quarter ended
September 30, 2005.  Overall volume increased 4.1% during the quarterly  period, as compared to the previous fiscal year's quarter.  Excluding  liquidation sales of $0.04 million and $0.5 million in the fourth quarter of fiscal years 2006 and
2005, respectively, revenue increased 3.2% and volume increased 4.7% compared to the previous fiscal year's quarter.

In addition to the promotional expense reclassification, the Company's continued
review of its historical  financial  statements has identified  other  necessary revenue adjustments related to promotional  expenses,  accounting period cutoff, and other related revenue  recognition issues. The impact of these items has not been,  as yet fully  determined.  The  Company  also noted  that all  historical revenue  amounts  outlined  above are unaudited  and are subject to  adjustments
resulting   from  the   continuing,   previously   announced   Audit   Committee
investigation."

                         American Italian Pasta Company
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date:  December 14, 2006               By:     /s/ Paul R. Geist
                                          --------------------------------------
                                       Name:   Paul R. Geist
                                       Title:  Vice President and Corporate
                                               Controller

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